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Exhibit 12.1

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

	(dollars in thousands)
	1999	2000	2001	2002	2003
Earnings:
Income (loss) before income taxes	$86,276	$209,413	$228,466	$(1,049,840)	$291,177
Loss related to equity method investees	—	—	—	84	581

	86,276	209,413	228,466	(1,049,756)	291,758
Add/(deduct):
Fixed charges	5,744	1,888	1,323	12,999	16,888
Amortization of capitalized interest	3	90	183	183	183
Interest costs capitalized	(1,707)	(295)	—	(888)	(2,917)

Earnings available for fixed charges	$90,316	$211,095	$229,973	$(1,037,462)	$305,912

Fixed charges:
Interest expense(1)	$4,885	$771	$592	$10,000	$13,798
Interest portion of rental expense(2)	859	1,117	731	2,999	3,090

Total fixed charges	5,744	$1,888	$1,323	$12,999	$16,888

Ratio of earnings to fixed charges	16	112	174		18
Deficiency of earnings to fixed charges	—	—	—	$(1,050,461)	—

(1)
Includes interest, whether expensed or capitalized, and amortization of debt expense and premium relating to indebtedness.

(2)
One-third of all rental expense is deemed to be interest.

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  Exhibit 12.1
COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES